Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes and/or Rufus Decker

Re: Educational Development Corporation

Form 10-K for Fiscal Year Ended February 29, 2024

File No. 000-04957

To the addressees set forth above:

This letter is in response to the comment letter dated August 22, 2024 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the year ended February 29, 2024, filed on May 21, 2024. For your convenience, we have set forth each comment of the Staff from the Comment Letter in italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended February 29, 2024

Financial Statements

Report of Independent Registered Public Accounting Firm, page 26

1.           Please make arrangements for your auditors to revise their audit report to reference the standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards. Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d) of Regulation S-X.

Response:

We appreciate your guidance on this matter. In response to your request, we have instructed our auditors to revise their audit report to explicitly reference the standards of the Public Company Accounting Oversight Board (United States), as required. Specifically, the revised audit report will now state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). We will file a 10-K/A (Amendment No. 1) with the revised audit report and provide an explanatory note for the reason of the amendment upon the conclusion of the other comments provided in the Comment Letter.

Statements of Operations, page 29

2.           Please tell us how your presentation of gross sales excluding the impact of discounts and allowances complies with ASC 606. Also, tell us how you determined that excluding the impact of discounts and allowances does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Alternatively, remove your presentations of gross sales here and elsewhere throughout your filings and tell us what the revised net line item will be titled. In doing so, please use a more descriptive title than net sales, because you already have a net revenues line item that would be confusingly similar. Refer to Question 100.04 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company expects it is in compliance with ASC 606 for the following reasons:

EDC is a publisher and distributor of children’s books. The Company operates with two separate sales channels (segments):

1.	Direct Sales Division – “Paper Pie,” through which sales are primarily made direct to consumers and
2.	Publishing Division, “Publishing,” through which sales are made to retail customers that resell our books through bookstores, toy-gift-novelty stores, and other retail outlets.

Overall, the Company offers discounts on its products through both divisions. Allowances for returns are only associated with the Publishing Division and are not material to the financial statements.

The PaperPie Division constitutes the majority of our sales (over 80%). Sales within the PaperPie division are generated by third party consultants called Brand Partners. Brand Partners receive sales orders using various contact points including online parties, social media interaction, school and library contacts and in-person events, The PaperPie Division has several customer types including:

1.

Customers – The majority of PaperPie sales orders come from customers attending online or home “parties.”  Customers typically select products recommended by their Host or Brand Partner and pay the “gross sales” price for the product. In accordance with ASC 606-10-32-28 the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expect to be entitled in exchange for transferring the promised goods to the customer.   The price of the majority of our products is printed on product and this is the price the typical customer pays and we receive for the product. As sales to Customers are the largest type of transaction, we have consistently reported these sales as gross sales.

2.	Hosts – These customers receive discounted products based on the volume of sales generated from customers that attend their online/home parties.
3.

Brand Partners – Orders from Brand Partners also typically have discounts based on the various sales order types (i.e. Schools and Library orders receive “50% discounted books” for the number of books purchased by the School or Library which are donated as part of our literacy advancement initiative).

In accordance with 606-10-32-31 the transaction price should be allocated to each performance obligation based on the relative stand alone selling price of the goods being provided to the customer.

Orders to Host and Brand Partners receive additional products at free or reduced prices. The gross sale represents the retail value of the books. The discount represents the reduction in the charge on the distinct good. We allocate the discount on the each sales order in accordance with 606-10-32-31 to each individual product on the sales order that receives a discount.

Our Cost of Sales (price we pay for the book) is approximately 25% of the gross/retail price of our products. Our average book retail price is $10.00 and the average cost of sales on the book is $2.50. By presenting gross sales, discounts, and freight revenue as separate lines on the financial statements, it allows the financial statement reader to better identify the impact of different sales order types between the various PaperPie customers and the impact of freight revenues charged on these orders.

If the Company were to only present Net Revenues (combining discounts with gross revenues), the Cost of Sales as a percentage of Net Revenues would fluctuate significantly between periods. This would make the overall presentation of the financial statements more difficult to understand.

Discounts within the PaperPie division fluctuate between periods due to the order type mix between periods and various sales promotions offered to customers. Presenting Gross Sales separate from Discounts allows the reader to see these differences between financial periods and allows the Company to explain the reasons for the fluctuations in discounts as a percentage of gross sales.

Sales made through the Publishing Division represent a smaller percentage of overall sales (less than 15%). Sales made to retailers are typically at a 50% discount with no freight charge on most retail orders. We allocate the discount on the each sales order in accordance with 606-10-31-31 to each individual product on the sales order that receives a discount. We also report Gross sales and discounts separately in this division to be consistent in our reporting and so the two segments can be effectively combined.

In addition, the cost of sales within the Publishing Division represents approximately 25% of gross sales, which is consistent between the two divisions.

We believe this approach does not alter the fundamental principles of revenue recognition under GAAP, is within ASC 606 and enhances the transparency of our financial reporting.

3.          Product inventory quantities in excess of what you expect to be sold with the normal operation cycle, based on 2 1/2 years of anticipated sales, are included in non-current inventory. You also disclose on page 8 that during fiscal 2023 and 2024 you did not meet minimum purchase volumes with Usborne, where significant portions of your inventory are concentrated, and Usborne has the right to terminate your agreement with them. Please provide a thorough analysis of the appropriateness of the carrying amounts of your non-current and current inventories. In doing so, demonstrate that no additional inventory write-downs were necessary as of February 29, 2024 and May 31, 2024. Refer to ASC 330-10-35 and ASC 420-10-S99-3

Response:

EDC includes the following guidance to support the Company’s explanation for not writing down it’s Usborne inventory as of February 29, 2024 and May 31, 2024 per ASC 330-10-35;

Per ASC 330-10-35 Inventory measured using any method other than LIFO or the retail inventory method (for example, inventory measured using first-in, first-out (FIFO) or average cost) shall be measured at the lower of cost and net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs. That loss may be required, for example, due to damage, physical deterioration, obsolescence, changes in price levels, or other causes.

EDC publishes or distributes approximately 2,000 different titles of children’s books. The majority of titles that EDC offers to customers and retailers do not change from year to year. EDC has historically only introduced approximately 10% new titles in their catalog each year and put out of print “OP” 10% per year. When titles do not meet a minimum annual sell through rate, they are put on an OP status and are not reprinted/reordered. EDC continues to sell these titles until the remaining inventory stock is sold, after which the titles are removed from the Company’s online (PaperPie) and retail catalog (Publishing) offering.

Further, the book publishing industry offers excess or undesirable/obsolete titles through a “remainder market” to discounted retail outlets. The remainder market offers books at deep discounts, typically below cost. EDC has historically not participated in the remainder market and has no plans to participate in the remainder market in the future. Due to EDC’s unique business model, historical write offs/write downs of inventory have been associated with storage damages and undesirable obsolete titles, which have been minimal.

In accordance with the guidance of ASC 330, the Company performs a quarterly evaluation of its exposure to inventory write-down. We have evaluated the inventory on a “title by title basis” for exposure damage, topical exposure and limited sales exposure and have adjusted the reserve to match what management expects to write off in the future. In the context of books and toys, topical obsolescence exposure refers to the risk that the content, themes, or features of a book or toy may become outdated or irrelevant over time due to changes in societal norms, cultural values, or technological advancements.

EDC’s exposure to Usborne Publishing Titles:

EDC has a long history of selling titles created by Usborne Publishing Limited (Usborne), a U.K. based publisher. Usborne publishes approximately 2,400 titles worldwide and distributes them through various channels including small retail, large discount retail, direct sales and online resellers. Usborne currently curates approximately 2,500 titles. EDC has historically carried approximately 1,300 Usborne titles in their online (PaperPie) and retail catalog (Publishing).

From 1988 to 2022, EDC was the exclusive co-publisher and distributor of Usborne titles to the US market. In May 2022, EDC entered into a new distribution agreement with Usborne. Under the new distribution agreement EDC retains the exclusive rights to sell Usborne titles through the Company’s direct sales channel (PaperPie) and Usborne regained the distribution rights to sell directly to retail, discount retail and online channels. The new distribution agreement structure is similar to how Usborne operates in other markets around the world.

In addition, the new distribution agreement requires EDC to meet certain annual minimum purchase requirements and letter of credit requirements. While EDC did not meet these requirements as of February 29, 2024 and May 31, 2024, it has maintained ongoing communication with Usborne and expects the exclusive direct sales distribution relationship for the U.S. market to continue. EDC has historically been Usborne’s largest single customer, as the U.S. market is the largest market in the world for children’s books.

Should Usborne terminate the current distribution agreement due to EDC’s failure to meet the requirements outlined in the agreement, EDC will be allowed to sell through their remaining inventory for an agreed upon period, but not less than twelve months following the termination date.

EDC maintained approximately $27.6 million of Usborne inventory at May 31, 2024. Of that inventory, approximately $21.2 million is in excess of 12 months’ supply.

EDC considered the following issues in determining the appropriateness of the reserve for obsolescence and its decision to not write down Usborne inventory in accordance with the guidance of ASC 330-10-35:

●	EDC has historically been Usborne’s largest single customer as the U.S. market is the largest children’s book market in the world.
●

EDC’s PaperPie division, which maintains the exclusive rights to distribute Usborne products within the U.S. under the new distribution agreement, contributes over 85% of EDC’s net revenues. As such, EDC expects it will remain one of Usborne’s largest customers, if not the largest customer.

●	EDC, under the PaperPie division, continues to have the rights to sell all Usborne titles in inventory.
●	EDC continues to sell Usborne inventory at or above its carrying value on an ongoing basis.
●	EDC has received no notification from Usborne that they intend to terminate the distribution agreement.
●	EDC has maintained ongoing dialogue with Usborne, and Usborne executives have verbally supported EDC’s plans for continued operations and a return to historical purchasing volumes.
●

Usborne has only begun offering a limited selection of titles in the U.S. market through small retail, large discount retail and online resellers (less than 500 titles) as it will take time for Usborne to penetrate their retail, large retail and online reseller channels in the U.S. market.

●	Usborne has no history of participating in the remainder market in the U.S.
●

EDC continuously monitors (through its network of PaperPie Brand Partners) the retail and online reseller offerings distributed directly by Usborne, and there have been no reported discount selling of Usborne products at prices below EDC’s cost basis.

EDC includes the following guidance to support the Company’s explanation for not writing down its Usborne inventory as of February 29, 2024 and May 31, 2024 per ASC 420-10-S99-3;

Per ASC 420-10-S99-3 The following is the text of SEC Observer Comment: Classification of Inventory Markdowns and Other Costs Associated with Restructuring. Subtopic 420-10 states that costs associated with exit or disposal activities that do not involve a discontinued operation should be included in income from continuing operations before taxes. If a subtotal such as "income from operations" is presented, that Subtopic indicates that subtotal should include the amounts of exit or disposal costs. However, the guidance does not address where within income from continuing operations or income from operations inventory markdowns associated with an exit or restructuring activity. The SEC staff recognizes that there may be circumstances in which it can be asserted that inventory markdowns are costs directly attributable to a decision to exit or restructure an activity. However, the staff believes that it is difficult to distinguish inventory markdowns attributable to a decision to exit or restructure an activity from inventory markdowns attributable to external market factors that are independent of a decision to exit or restructure an activity. Further, the staff believes that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business. Accordingly, the SEC staff believes that inventory markdowns should be classified in the income statement as a component of cost of goods sold.

Per ASC 420-10-25-1 Exit or Disposal Cost Obligations — Overall Recognition — Determining When to Recognize a Liability 420-10-25-1 A liability for a cost associated with an exit or disposal activity shall be recognized in the period in which the liability is incurred, except as indicated in paragraphs 420-10-25-6 and 420-10-25-9 (for a liability for one-time employee termination benefits that is incurred over time). In the unusual circumstance in which fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated (see paragraphs 420-10-30-1 through 30-3 for fair value measurement guidance). 420-10-25-2 A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability included in FASB Concepts Statement No. 6, Elements of Financial Statements, is met. Only present obligations to others are liabilities under the definition. An obligation becomes a present obligation when a transaction or event occurs that leaves an entity little or no discretion to avoid the future transfer or use of assets to settle the liability. An exit or disposal plan, by itself, does not create a present obligation to others for costs expected to be incurred under the plan; thus, an entity’s commitment to an exit or disposal plan, by itself, is not the requisite past transaction or event for recognition of a liability. 420-10-25-3 This Subtopic requires that future operating losses expected to be incurred in connection with an exit or disposal activity be recognized in the period(s) in which they are incurred. Because future operating losses are the summation of individual items of revenue and expense that result from changes in assets and liabilities, those expected losses, in and of themselves, do not meet the definition of a liability.

Per ASC 420-10-25-11/13 Contract termination costs in the scope of ASC 420 include (1) costs to terminate a contract before the end of its term (excluding leases within the scope of ASC 842) and (2) costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. Liabilities for these costs are to be recognized and measured at fair value in the period in which the liability is incurred (generally when the entity terminates the contract pursuant to the contractual terms or ceases to use the rights conveyed under the contract).

EDC considered the following issues in deciding not to change its reserve for obsolescence or write-down Usborne inventory in accordance with the guidance of 420-10-S99-3 (including 420-10-25):

●

EDC has not received notification from Usborne of intent to terminate the distribution agreement. As such, the termination event does not meet the definition of a liability as it is not a “past transaction or event” and has not been deemed “probable” of occurring. The mere possibility of the vendor canceling the supply agreement would not, by itself, affect the net realizable value.

●

Should the distribution agreement be terminated, EDC will have the opportunity to sell through their remaining inventory, through their PaperPie division, for an agreed-upon period of not less than 12 months. This would allow EDC a period of time to sell through their inventory.

●

EDC’s plan for selling their Usborne inventory during the agreed upon period may include discounting, but the Company cannot estimate if it would be necessary to discount the remaining inventory below its average cost basis.

●

Any adjustment to write down or reserve for such a contingency could alter future financial results such as increased profitability the sales of inventory with written down values or one time profitability impacts from reductions in inventory reserve estimates, as the Company may or may not end up discounting the product below cost..

●

The company considered the concentration risk associated with Usborne inventory and included this in the notes to financial statements under business concentration (Note 5) along with the applicable sales volumes of Usborne inventory to non-Usborne inventory for the Publishing division.

Note 17. Business Segments, page 47

4.          Please disclose in greater detail the types of direct expenses that are allocated to the operating segments. Also, revise the other line item of the reconciliation on page 47 to separately present material reconciling items, rather than grouping all unallocated amounts into one line item. Refer to ASC 280-10-50-29 through 50-33.

The Company respectfully acknowledges the Staff’s comment and confirms that going forward the Company will add the statement that “direct expenses are composed of payroll, commissions, general and administrative, and operating and selling expenses,” and has been added to Note 17 excerpt located at the end of the Company’s comments below. The Company also acknowledges the staff’s comments and confirms that according to ASC 280-10-50-29, a public entity shall provide an explanation of the measurements of segment profit or loss and segment assets for each reportable segment. At a minimum, a public entity shall disclose all of the following:

a.	The basis of accounting for any transactions between reportable segments.

b.

The nature of any differences between the measurements of the reportable segments' profits or losses and the public entity's consolidated income before income taxes and discontinued operations (if not apparent from the reconciliations described in paragraphs 280-10-50-30 through 50-31). Those differences could include accounting policies and policies for allocation of centrally incurred costs that are necessary for an understanding of the reported segment information.

c.

The nature of any differences between the measurements of the reportable segments' assets and the public entity's consolidated assets (if not apparent from the reconciliations described in paragraphs 280-10-50-30 through 50-31). Those differences could include accounting policies and policies for allocation of jointly used assets that are necessary for an understanding of the reported segment information.

d.

The nature of any changes from prior periods in the measurement methods used to determine reported segment profit or loss and the effect, if any, of those changes on the measure of segment profit or loss.

e.

The nature and effect of any asymmetrical allocations to segments. For example, a public entity might allocate depreciation expenses to a segment without allocating the related depreciable assets to that segment.

The Company expects it is in compliance for the following reasons:

a.	As stated on page 47 of the 10-K filed, the accounting policies for the segments are the same as those for the rest of the company.

b.	All amounts are reconciled to the Company’s Statement of Operations on page 29 of the 10-K, by default this disclosure is not applicable.

c.	As stated on page 47 of the 10-K filed and in question, the Company’s assets and liabilities are not allocated on a segment basis, by default this disclosure is not applicable.

d.	There were no changes in the Company’s methods used to determine the reported segments, so by default this disclosure is not applicable.

e.

As stated on page 47 of the 10-K filed, corporate expenses, depreciation, interest expense, other income and income taxes are not allocated to the segments but are listed in the “Other” row. Corporate expenses include the executive department, accounting department, information services department, general office management, warehouse operations and building facilities management. The Company points out that it would be arbitrary to allocate these expenses as they are not directly tied to either segment. The Company operates (with the exception of some immaterial remote outside offices) out of one building and the executive team, accounting department, information services, general operations, warehouse operations and building facilities management are shared and that an allocation of personnel’s time, or general operational expenses of these departments between segments would not be feasible or provide additional financial understanding to the reader of the financial statements.

According to ASC 280-10-50-30, a public entity shall provide reconciliations of all of the following:

a.	The total of the reportable segments' revenues to the public entity's consolidated revenues.

b.

The total of the reportable segments' measures of profit or loss to the public entity's consolidated income before income taxes and discontinued operations. However, if a public entity allocates items such as income taxes to segments, the public entity may choose to reconcile the total of the segments' measures of profit or loss to consolidated income after those items.

c.	The total of the reportable segments' assets to the public entity's consolidated assets.

d.

The total of the reportable segments' amounts for every other significant item of information disclosed to the corresponding consolidated amount. For example, a public entity may choose to disclose liabilities for its reportable segments, in which case the public entity would reconcile the total of reportable segments' liabilities for each segment to the public entity's consolidated liabilities if the segment liabilities are significant

The Company expects it is in compliance for the following reasons:

a.	This is included on the table located on page 47 of the 10-K filed, showing Net Revenues, which reconcile to the Statement of Operations located on page 29.

b.	This is included on the table located on page 47 of the 10-K filed, showing Earnings (Loss) Before Income Taxes, which reconcile to the Statement of Operations located on page 29.

c.

As stated on page 47 of the 10-K filed and in question, the Company’s assets and liabilities are not allocated on a segment basis. Both of the Company’s segments operate out of its headquarters location and there are not assets or liabilities (other than Accounts Receivable) that could be feasible to separate between segments. As the Company’s Accounts Receivable are limited to the Publishing Division’s sales, the Company expects that separately presenting this single asset in a table disclosure is not needed.

d.	As stated on page 47 of the 10-K filed and in question, the Company’s assets and liabilities are not allocated on a segment basis.

According to ASC 280-10-50-31, all significant reconciling items shall be separately identified and described. For example, the amount of each significant adjustment to reconcile accounting methods used in determining segment profit or loss to the public entity's consolidated amounts shall be separately identified and described.

The Company discloses that corporate expenses, depreciation, interest expense, other income and income taxes are not allocated to the segments but are listed in the “Other” row below. Corporate expenses include the executive department, accounting department, information services department, general office management, warehouse operations and building facilities management. Our assets and liabilities are not allocated on a segment basis. In addition, in the Management Discussion and Analysis section of the 10-K, the Company discloses a breakdown of the Non-Segment Operating results as seen below from page 11 of the 10-K filed.

As disclosed in our 10-K Annual Report:

Non-Segment Operating Results

Total operating expenses not associated with a reporting segment were 11.3 million for the fiscal year ended February 29, 2024, compared to $14.9 million for the same period a year ago. Operating expenses decreased $3.6 million primarily as a result of a reduction in labor expenses of $2.6 million, with our warehouse payroll having the largest reduction, and a $0.7 million decrease in freight-handling costs, both associated with a decrease in gross sales, plus a $0.3 million decrease in depreciation expense due to the sale of the Company’s old headquarters and classification as assets held for sale of our current headquarters and warehouse , $0.2 million decrease in legal costs primarily related to the negotiation of our new Usborne distribution agreement which was executed in fiscal 2023, offset by a $0.2 million increase in personal property taxes due to the Company no longer qualifying for an exemption on long term inventory.

Interest expense increased $0.6 million, to $2.8 million for fiscal year ended February 29, 2024, compared to $2.2 million reported for fiscal year ended February 28, 2023, due primarily to increases in Secured Overnight Financing Rates (“SOFR”) interest rates, partially offset by reduced borrowings in fiscal 2024.

Other income increased $8.1 million, to $9.4 million for fiscal year ended February 29, 2024, compared to $1.3 million reported for fiscal year ended February 28, 2023, due to $3.8 million of other income related to the Employee Retention Credit, $4.0 million gain from the sale of the old headquarters building, $0.1 million gain from the sale of equipment, $0.1 million decrease in startup costs recognized from the acquisition of SmartLab Toys in 2023, and $0.1 million in other various changes.

Income taxes increased $1.1 million, to a tax expense of $0.2 million for fiscal year ended February 29, 2024, from a tax benefit of $0.9 million for the same period a year ago. This increase was primarily related to an increase in taxable income for the current fiscal year compared to the prior fiscal year. The effective tax rate decreased by 1.3%, to 25.6% for fiscal year ending February 29, 2024, as compared to 26.9% for fiscal year ended February 28, 2023, primarily due to sales mix fluctuations between states. Our tax rates are higher than the federal statutory rate of 21% due to the inclusion of state income and franchise taxes.

According to ASC 280-10-50-32, A public entity shall disclose all of the following about each reportable segment in condensed financial statements of interim periods:

a.	Revenues from external customers

b.	Intersegment revenues

c.	A measure of segment profit or loss

d.	Total assets for which there has been a material change from the amount disclosed in the last annual report

e.	A description of differences from the last annual report in the basis of segmentation or in the basis of measurement of segment profit or loss

f.

A reconciliation of the total of the reportable segments' measures of profit or loss to the public entity's consolidated income before income taxes and discontinued operations. However, if a public entity allocates items such as income taxes to segments, the public entity may choose to reconcile the total of the segments' measures of profit or loss to consolidated income after those items. Significant reconciling items shall be separately identified and described in that reconciliation.

The Company expects it is in compliance for the following reasons:

a.	This is included on the table located on page 18 of the 10-Q for the quarter ended 5.31.2024, showing Net Revenues, which reconcile to the Condensed Statement of Operations

b.	This is included on the table located on page 18 of the 10-Q for the quarter ended 5.31.2024, showing Net Revenues by segment, which reconcile to the Condensed Statement of Operations

c.	This is included on the table located on page 18 of the 10-Q for the quarter ended 5.31.2024, showing Earnings (Loss) Before Income Taxes, which reconcile to the Condensed Statement of Operations.

d.	As stated on page 18 of the 10-Q for the quarter ended 5.31.2024, the Company’s assets and liabilities are not allocated on a segment basis.

e.	This is included on the table located on page 18 of the 10-Q for the quarter ended 5.31.2024, showing Earnings (Loss) Before Income Taxes, which reconcile to the Condensed Statement of Operations.

f.	This is included on the table located on page 18 of the 10-Q for the quarter ended 5.31.2024, showing Earnings (Loss) Before Income Taxes, which reconcile to the Condensed Statement of Operations.

According to ASC 280-10-50-33, Interim disclosures are required for the current quarter and year-to-date amounts. Paragraph 270-10-50-1 states that when summarized financial data are regularly reported on a quarterly basis, the information in the previous paragraph with respect to the current quarter and the current year-to-date or the last 12 months to date should be furnished together with comparable data for the preceding year.

The Company discloses that corporate expenses, depreciation, interest expense, other income and income taxes are not allocated to the segments but are listed in the “Other” row below. Corporate expenses include the executive department, accounting department, information services department, general office management, warehouse operations and building facilities management. Our assets and liabilities are not allocated on a segment basis. In addition, the Company discloses in the Management Discussion and Analysis section of the 10-Q filed for quarter ended 5.31.2024, a breakdown of the Non-Segment Operating results as seen below from page 21 of the 10-Q filed for quarter ended 5.31.2024. The Company also discloses the quarter-to-date and year-to-date comparisons in the Management Discussion and Analysis section, however in the first quarter these two periods coincide.

The Company also acknowledges that in November 2023, the FASB issued ASU 2023-07, “Segment Reporting - Improvements to Reportable Segment Disclosures” which is an update to FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information,” issued in 2012. ASU 2023-07 requires disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in ASU 2023-07 require, among other things, enhanced disclosures about significant segment expenses. The annual and interim disclosures are: the significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss; an amount for other segment items by reportable segment and a description of its composition; and the reportable segment’s profit or loss and assets currently required by Topic 280. Additionally, the update allows for the reporting of additional measures of a segment’s profit or loss, requires the disclosure of the chief operating decision maker’s title and position, and an explanation of how the chief operating decision maker uses the reported measure in assessing segment performance and deciding how to allocate resources. Adoption should apply retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

The following is an example of how the Company expects to adopt and show these enhanced requirements set forth in the above ASU update in the Notes to the Financial Statements. This ASU will be effective for our Form 10-K for fiscal 2025 and our Form 10-Q for the first quarter of fiscal 2026.

17. BUSINESS SEGMENTS

We have two reportable segments: PaperPie and Publishing. These reportable segments are business units that offer different methods of distribution to different types of customers. They are managed separately based on the fundamental differences in their operations. Our PaperPie segment markets its products through a network of independent Brand Partners using a combination of internet sales, direct sales, home shows and book fairs. Our Publishing segment markets its products to retail accounts, which include book, school supply, toy and gift stores, museums, trade and specialty wholesalers, through commissioned sales representatives and our internal tele-sales group. See Note 5 for the impact of our updated Usborne distribution agreement on the Publishing segment.

The accounting policies for the segments are the same as those for the rest of the Company. We evaluate segment performance based on earnings before income taxes of the segments, which is defined as segment net revenues reduced by cost of sales and direct expenses. Direct expenses are composed of payroll, commissions, general and administrative, and operating and selling expenses. Corporate expenses, depreciation, interest expense, other income and income taxes are not allocated to the segments but are listed in the “Other” row below. Corporate expenses include the executive department, accounting department, information services department, general office management, warehouse operations and building facilities management. Our assets and liabilities are not allocated on a segment basis. Separate financial information is regularly evaluated by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources. For the Company, the CODM is the Company’s Chief Executive Officer.

Information by industry segment for the years ended February 29, 2024 and February 28, 2023 is set forth below:

NET REVENUES

	2024	2023
Publishing	$5,405,100	$13,282,300
PaperPie	45,625,200	74,546,700
Total	$51,030,300	$87,829,000

EARNINGS (LOSS) BEFORE INCOME TAXES

	2024	2023
Publishing	$1,223,300	$3,186,800
PaperPie	4,129,200	9,170,600
Other	(4,618,000)	(15,784,300)
Total	$734,500	$(3,426,900)

Corporate expenses, depreciation, interest expense, and other income are not allocated to the segments but are listed in the “Other” row above. Corporate expenses include the executive department, accounting department, information services department, general office management, warehouse operations and building facilities management.

Information for the Other segment for the years ended February 29, 2024 and February 28, 2023 is set forth below:

OTHER NON-SEGMENT EARNINGS (LOSS) BEFORE INCOME TAXES

Other non-segment earnings (loss)	2024	2023

Freight	$991,800	$1,852,700
Computer support	106,400	108,300
Operating and selling total	1,098,200	1,852,700

Payroll	5,459,000	8,098,100
Bank fees	52,400	42,900
Depreciation	2,067,100	2,336,200
Home office challenges	43,400	63,900
*Other (rent, utilities, etc.)	2,533,300	2,545,600
General and administrative total	10,155,200	13,086,700

Interest expense	2,758,900	2,172,300
Other income (See Note 8)	(9,394,300)	(1,327,400)
Total other non-segment earnings (loss)	$(4,618,000)	$(15,784,300)

*Other consists mainly of warehouse rentals, utilities, property insurance, dues and subscriptions, audit fees, and other various services.

The Company also discloses a breakdown in the MD&A section of the 10-K and will include the above information in the Segment reporting section going forward to enable investors to develop more decision-useful financial analyses.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at dan.okeefe@edcpub.com with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Dan E. O’Keefe

Chief Financial Officer and Corporate Secretary

(Principal Financial and Accounting Officer)